FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

CONTENTS

This report on Form 6-K of the registrant consists of the following document which is hereby attached hereto and incorporated by reference herein:

99.1	NEC Corporation Unable to File Form 20-F Annual Report with U.S. SEC and Concludes Restatement of Prior U.S. GAAP Results Is Not Practicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: September 21, 2007

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	NEC Corporation Unable to File Form 20-F Annual Report with U.S. SEC and Concludes Restatement of Prior U.S. GAAP Results Is Not Practicable

Exhibit 99.1

News Release

NEC Corporation Unable to File Form 20-F Annual Report with U.S. SEC and Concludes Restatement of Prior U.S. GAAP Results Is Not Practicable

Financial statements filed under Japan GAAP are not affected

Tokyo, September 21, 2007 - NEC Corporation announced today that it was not able to complete a U.S. GAAP-required analysis relating to software, maintenance and service revenues. As previously reported, the analysis is primarily governed by a U.S. GAAP standard called SOP 97-2 requiring vendor specific objective evidence (“VSOE”) to support recognition of revenue from certain types of software and maintenance and support services provided as part of multiple-element contracts.

This analysis had been necessary for NEC’s outside auditor to complete the audit of NEC’s consolidated financial statements for the fiscal year ended March 31, 2006 under U.S. Public Company Accounting Oversight Board standards. As a result, NEC will not be able to file its Form 20-F annual report for the year ended March 31, 2006 with the U.S. Securities and Exchange Commission (“SEC”).

In addition, NEC’s U.S. GAAP consolidated financial statements previously filed with or submitted to the SEC for all financial periods for fiscal years ended on and after March 31, 2000 should no longer be relied upon. Because of the complexities involved in determining the adjustments required to restate its U.S GAAP results, NEC has concluded that a restatement is not practicable.

NEC’s consolidated financial statements under Japan GAAP are current and not affected by this announcement. NEC remains in compliance with the disclosure rules of the Tokyo Stock Exchange and the Securities and Exchange Law of Japan. Starting in the interim period ended September 30, 2006, for the purpose of disclosure in accordance with Japanese law, NEC changed the accounting principles under which it prepares its consolidated financial statements from U.S. GAAP to Japan GAAP. In June 2007, NEC filed its Annual Securities Report (“Yukashoken Hokokusho”) in accordance with the Securities and Exchange Law of Japan containing Japan GAAP consolidated financial statements for fiscal years ended March 31, 2006 and March 31, 2007 together with audit reports issued by the outside auditor under the audit standards generally accepted in Japan.

As previously reported, NEC had requested and received an extension of NASDAQ’s required date for filing its Form 20-F for the fiscal year ended March 31, 2006 to September 25, 2007. NEC understands that NASDAQ may suspend the trading of NEC’s American Depositary Receipts (“ADRs”) and may remove the Company’s ADRs from trading on NASDAQ. Outstanding ADRs currently account for approximately 2.9% of NEC’s total issued shares.

Should NEC’s ADRs be delisted, no new ADRs can be created. However, NEC intends to maintain its ADR facility in the United States. ADR holders may be able to sell over-the-counter in the United States if U.S. dealers make a market, or may have to cancel their ADRs and withdraw the underlying ordinary shares from the depositary to trade them in the Japanese stock market. In the event of cancellation, NEC plans to bear the ADR cancellation fee until December 31, 2007.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “targets,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) impact of NEC’s announcement that its previously issued financial statements may not be relied upon and inability to prepare the financial statements for inclusion in the 2006 Form 20-F and to restate historical financial statements, (ii) global economic conditions and general economic conditions in NEC’s markets, (iii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iv) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (v) NEC’s ability to expand into foreign markets, such as China, (vi) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vii) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, (viii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar, and (ix) uncertainty relating to the ongoing informal inquiry by the SEC. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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